Filed pursuant to Rule 424(b)(3)
1933 Act File No. 333-237583

PROSPECTUS SUPPLEMENT dated August 24, 2021
(to Prospectus dated May 29, 2020, as supplemented from time to time)

EAGLE POINT INCOME COMPANY INC.

$7,500,000 of Common Stock

This prospectus supplement supplements the prospectus supplement dated June 1, 2020, or the “June Supplement,” and the accompanying prospectus thereto dated May 29, 2020, or the “Base Prospectus.” The Base Prospectus and June Supplement, and all supplements to or documents incorporated by reference into the Base Prospectus and June Supplement, are collectively referred to as the “Prospectus.” The Prospectus relates to the offering of $7,500,000 aggregate amount of common stock, par value $0.001 per share, or the “common stock,” pursuant to an at market issuance sales agreement, dated November 22, 2019, and amended June 1, 2020, with B. Riley Securities, Inc. (formerly known as B. Riley FBR, Inc.) and National Securities Corporation. This prospectus supplement provides certain updated financial information for the Company as of June 30, 2021.

Investing in our securities involves a high degree of risk, including the risk of a substantial loss of investment. Before purchasing any shares of our common stock, you should read the discussion of the principal risks of investing in our securities, which are summarized in “Risk Factors” beginning on page S-17 of the June Supplement and page 17 of the Base Prospectus.

The terms “we,” “us” and “our” refer to Eagle Point Income Company Inc., a Delaware corporation.

RECENT DEVELOPMENTS

Net Asset Value

Management’s unaudited estimate of the range of the net asset value per share of our common stock as of July 31, 2021 was between $17.44 and $17.48.

Distributions

On July 30, 2021, we paid a monthly distribution of $0.09 per share on shares of our common stock to holders of record as of July 12, 2021. As previously announced, the Company declared distributions of $0.09 per share on shares of our common stock payable on each of August 31, 2021 and September 30, 2021 to holders of record as of August 11, 2021 and September 10, 2021, respectively; and distributions of $0.12 per share on shares of our common stock payable on October 29, 2021, November 30, 2021 and December 31, 2021 to holders of record as of October 12, 2021, November 10, 2021 and December 13, 2021, respectively.

Investment Strategy; Leverage

On August 10, 2021, our board of directors approved an increase in the percentage of our total assets which may be invested in collateralized loan obligation (“CLO”) equity securities. Effective immediately, we may invest up to 35% of total assets (at the time of investment) in unrated CLO equity securities. In addition, over the long term, management expects us to operate under normal market conditions generally with leverage within a range of 25% to 35% of total assets through borrowings under our credit facility or through the issuance of preferred stock or debt securities, although the actual amount of our leverage is uncertain from time to time.

Registration Statement

On August 23, 2021, we filed an initial registration statement on Form N-2 with the U.S. Securities and Exchange Commission (“SEC”) relating to our preferred stock. The SEC has not declared the registration statement effective and the securities subject to that registration statement may not be sold, nor may offers to buy the securities be accepted, prior to the time the registration statement becomes effective.